Filed Pursuant to Rule 433

Registration Statement No. 333-140870

Dated November 9, 2009

CNA FINANCIAL CORPORATION

7.350% Senior Notes due 2019

Final Terms and Conditions:

Issuer:	CNA Financial Corporation

Securities:	7.350% Notes due 2019

Security Type:	Senior Unsecured Fixed Rate Notes

Expected Ratings[1] :	Baa3/BBB-/BBB- (Stable/Stable/Negative) (Moody’s/S&P/Fitch)

Trade Date:	November 9, 2009

Settlement Date:	November 13, 2009 (T + 3)

Maturity Date:	November 15, 2019

Principal Amount:	$350,000,000

Benchmark Treasury:	3.625% US Treasury due 08/19

Benchmark Treasury Price:	101-03

Benchmark Treasury Yield:	3.491%

Spread to Benchmark Treasury:	+387.5 bps

Yield to Maturity:	7.366%

Coupon:	7.350%

Public Offering Price:	99.887% of principal amount

Make-Whole Call:	At any time at a discount rate of Treasury plus 50 bps

Interest Payment Dates:	Semi-annually on the 15th of each May and November, commencing on May 15, 2010.

Joint Bookrunners:	Citigroup Global Markets Inc. J.P. Morgan Securities Inc. Wells Fargo Securities, LLC

Co-managers:	U.S. Bancorp Investment, Inc. The Williams Capital Group, L.P. PNC Capital Markets LLC

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from the issuer or Citigroup Global Markets Inc., by calling 1-877-858-5407, or J.P. Morgan Securities Inc., by calling collect 1-212-834-4533 or Wells Fargo Securities, LLC, by calling 1-800-326-5897.

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